UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month May 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number
1. Relevant fact, dated May 5, 2011, containing the first quarter report 2011.	2

FIRST QUARTER
REPORT 2011

DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”,
“anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law.
This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal
Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

Revenues in the Bioscience division increased 10.6% to
204.2 million Euros Strong growth in the
United States where sales increased by 24.8%
during the quarter first quarter
results 2011
Group sales grow 10.0% to 261.4 million Euros
Recurrent EBITDA * was 68.8 million Euros, a
4.7% decrease compared to the first quarter of 2010
Net profit reached 33.6 million Euros, falling
7.9% as a result of the transaction-related costs * Excluding the costs associated with the agreement to purchase

FIRST QUARTER RESULTS 2011:

MAIN INDICATORS

Grifols increased its turnover in the first quarter of 2011 by 10.0% to 261.4 million Euros. Higher sales volumes in all divisions contributed to overall revenue growth. In this respect, Bioscience posted a 10.6% increase compared to the first three months of 2010 while the Diagnostic and Hospital divisions recorded 9.7% and 10.1% growth, respectively.

The balance of the sales' geographical mix remained stable in the first quarter of 2011, in line with the 2010 trend. International markets accounted for over 75% of turnover. Turnover in the United States increased 24.8% to 88.2 million Euros. Sales in Europe, which generates 44.3% of revenues, were up 6.4% to 115.9 million Euros. The consolidation in other regions such as Latin America and Asia-Pacific that already account for 20% of total revenues continued.

The Group maintained its cost savings policy with the objective of optimizing margins. Recurrent EBITDA[1] increased sequentially, reaching 68.8 million Euros and representing 26.3% over sales. However it fell by 4.7% year-on-year due to the timing of international tenders not called until March 2011 that had positively impacted 2010 first quarter sales. It was also influenced by the impact of the Spanish Health Reform (Royal Decree 8/2010), not effective until the second half of 2010.

The measures implemented by Grifols made it possible to reduce stocks, reaching a balance

SUMMARY OF SALES BY REGION

IN THOUSANDS OF EUROS	1st Q. 2011	% on Sales	1st Q. 2010	% on Sales	% Var	% Var. CC[2]
EU	115,916	44.3	108,968	45.8	6.4	5.7
US	88,252	33.8	70,708	29.8	24.8	18.8
R.O.W.	56,454	21.6	57,231	24.1	-1.4	-7.7
SUBTOTAL	**260,622**	**99.7**	**236,907**	**99.7**	**10.0**	**6.4**
RAW MATERIALS	810	0.3	797	0.3	1.6	0.2
TOTAL	**261,432**	**100.0**	**237,704**	**100.0**	**10.0**	**6.4**

[1] Excluding the costs associated with the agreement to purchase Talecris Biotherapeutics
[2] Constant Currency (CC) excludes de impact of exchange rate movements

FIRSTQUARTER REPORT 2011

4

between the sales of the main haemoderivatives and the raw material required for its production.
This trend will remain in place throughout the year in order to optimize revenues per liter of used plasma.
Taking into account the transaction costs relating to the proposed Talecris acquisition, EBITDA was 64.8 million Euros, 10.2% lower year-on-year. Similarly, taking into account Talecris acquisition related costs, net profit was 33.6 million Euros compared to 36.5 Euros reported on the first quarter of 2010. This represens a 7.9% decrease and a 12.9% sales margin.
The net financial debt of Grifols at the end of first quarter 2011 stood at 654.6 million Euros, representing a ratio of 2.6x EBITDA. In millions of Euros 1st Q. 2011 1st Q. 2010 % var.
EBITDA 64.8 72.1 -10.2 % on sales 24.8 30.3
Adjusted EBITDA * 68.8 72.1 -4.7 % on sales 26.3 30.3
Net profit 33.6 36.5 -7.9 % on sales 12.9 15.4 * Excluding the costs associated with the agreement to purchase Talecris Biotherapeutics

GRIFOLS

ANALYSIS BY BUSINESS AREA:

POSITIVE PERFORMANCE IN ALL DIVISIONS

The **Bioscience Division** continues with the upward trend seen in previous quarters and contributed 78.1% to the Group's total turnover. Plasma derivatives sales were up 10.6% in the first quarter of 2011, totaling 204.2 million Euros. Intravenous immunoglobulin (IVIG) demand was particularly strong in the United States and in Australia, where Grifols increased its market share. Sales of other plasma derivatives such as factor VIII also recorded strong performance.

Grifols is laying the groundwork to be able to respond to the trend expected in the sector over the coming years. To this end, it started building a new plasma fractionation plant in Parets del Vallès (Barcelona-Spain) during the quarter. The new facilities will have the capacity to fractionate 1 million liters of plasma per year (with potential to expand to 2 million), allowing the Group to double its existing fractionation capacity in Spain from 2.1 million liters to a maximum of 4.1 million liters. This maximum capacity plus the installed capacity in the United States (2.2 million liters) will enable Grifols to have a total capacity of 6.3 million liters by 2014.

All areas in the **Diagnostic Division,** recorded growth, particularly the blood bank (15.9%) and pathogen inactivation (33.1%) activities. The excellent performance of all the business lines contributed to a 9.7% revenue growth of this division which amounted to 29.9 million Euros in the first quarter of 2011. International expansion is essential in order to ensure organic growth. This was the reason behind the long-term cooperative agreement that Grifols entered with the diagnostic division of Novartis for the commercialization of some of Grifols' main immunohaematology diagnostic products, including reagents, automated blood typing products developed by Grifols and the BLOODchip® tests manufactured by the Spanish biotechnology firm Progenika Biopharma already being distributed by Grifols.

Revenues at the **Hospital division** as at 30 March 2011 were up 10.1%, reaching 24.1 million Euros. The increased sales of medical devices (12.8%) and hospital logistics (21.7%) within the context of restrictive hospital budgets were two of the factors driving this positive revenue performance. It is worth mentioning the development of a new automated system to optimize hospitals' management of healthcare material restocking and replacement, the StocKey® system.



SUMMARY OF SALES BY DIVISION

IN THOUSANDS OF EUROS	1st Q. 2011	% on Sales	1st Q. 2010	% on Sales	% Var	% Var. CC*
BIOSCIENCE	204,243	78.1	184,600	77.7	10.6	6.5
HOSPITAL	24,073	9.2	21,864	9.2	10.1	9.2
DIAGNOSTIC	29,920	11.5	27,267	11.4	9.7	7.1
RAW MATERIALS AND OTHERS	3,196	1.2	3,973	1.7	-19.5	-19.9
TOTAL	261,432	100.0	237,704	100.0	10.0	6.4

* Constant Currency (CC) excludes de impact of exchange rate movements

FIRSTQUARTER REPORT 2011

6

GRIFOLS



FIRST QUARTER 2011 HIGHTLIGHTS

Grifols successfully concludes all tranches of the financial structure for the acquisition of Talecris with the closing of a USD 1.1 billion bond issue

The corporate bond issue, together with the USD 3.4 billion long-term syndicated finance, provides the Group with USD 4.5 billion, the maximum estimated finance required for the Talecris acquisition. The bonds, with a 7-year maturity, were fully subscribed by qualified investors in the United States and other countries. Final demand resulted in a strong over-subscription. The excellent acceptance of this transaction will allow the Group to culminate the finance process in line with the anicipated calendar, improving the maturity schedule and cost of debt.

Grifols starts construction of a new plasma fractionation plant in Spain

Grifols expects to have in place a combined fractionation capacity of 6.3 million liters per year by 2014 at its facilities in Spain and the United States. The new plant will be located at Grifols industrial park in Parets del Vallès (Barcelona) and it will enable the company to increase its current fractionation capacity in Spain by 1 million liters (with potential to expand to 2 million) to a total of 4.1 million liters. Grifols has facilities in Los Angeles (United States) with a fractionation capacity of 2.2 million liters of plasma per year. The investment, estimated at a total of 20 million Euros, is part of the investment plan (CAPEX) aimed at ensuring Grifols' growth from 2014

Agreement with the diagnostic division of Novartis

The Novartis diagnostic division will be marketing in the United States some of Grifols' main immunohaematology diagnostic products as it secures the pertinent approvals. These include reagents, automated blood typing instruments developed by Grifols, and the BLOODchip® tests manufactured by the Spanish biotechnology firm Progenika Biopharma, already being distributed by Grifols.

BLOODchip ID

FIRSTQUARTER REPORT 2011

7

Grifols establishes an Expert Advisory Council
in Transfusion Medicine A panel of renowned professionals, initially comprising 9 members, will provide technical advice and collaborate with Grifols in identifying requirements for the development of new diagnostic and therapeutic tools so as to improve
Haemovigilance, transfusion safety, and patients’ quality of life. The creation of this advisory body underscores Grifols’ commitment to promote the development of Transfusion Medicine and boost its Development of a new automated system to optimize hospitals’ management of healthcare material restocking: the StocKey® system
StocKey®, based on the use of radiofrequency devices, will make it possible to reduce warehouse stocks by 50% and the time spent by nursing staff in replacing healthcare materials by 90%. La
Salle, through its Salle Tecnova innovation park in Barcelona collaborated in this project which has already been implemented at the Cruces Hospital in Biscay where its performance has been assessed. Firm commitment to Human Resources
To ensure jobs and wager on the excellence of all the professionals who work at Grifols are two of the main objectives of Human Resources. The total average workforce of Grifols at 30 March 2011 was
6,109, slightly up from the the 5,968 employees at the end of 2010.
From a training perspective, the Group is currently working on launching a “Grifols Academy” in Spain, similar to the one in the United States, which will be inaugurated in the next few months.

Grifols’ daily share price vs IBEX 35 (Base 100, from january 1 to march 31 2011)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: May 19, 2011